SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For January 2018

Commission File Number 0-28800

_____

DRDGOLD Limited

1 Sixty Jan Smuts Building, 2nd Floor-North Tower
160 Jan Smuts Avenue, Rosebank
South Africa, 2196

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of January 2018, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated January 18, 2018, "EXTENSION OF CIRCULAR POSTING DATE".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: January 18, 2018   By: /s/ Riaan Davel

                                             Name: Riaan Davel

                                             Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
("**DRDGOLD**")

EXTENSION OF CIRCULAR POSTING DATE

Unless otherwise indicated, capitalised words and terms contained in this announcement shall bear the same meanings ascribed thereto in the announcement published by DRDGOLD on SENS on Wednesday, 22 November 2017.

Shareholders are hereby advised that the JSE Limited has granted DRDGOLD an extension in relation to the posting date of the Circular relating to the Proposed Transaction until 28 February 2018.

Shareholders will be advised of the salient dates and times relating to the Proposed Transaction and the General Meeting in due course.

Johannesburg

18 January 2018

Sponsor
One Capital